EXHIBIT 21

LIST OF SUBSIDIARIES

The following is a list of certain subsidiaries of the registrant and their respective states or countries of incorporation (100% owned unless otherwise indicated):

Duke Capital Corporation (Delaware)

Duke Energy North America, LLC (Delaware)

Duke Energy Trading and Marketing, LLC (Delaware) (approximately 60% owned by Duke Energy)

Texas Eastern Transmission, LP (Delaware)

Westcoast Energy Inc. (Canada)